EQUICAP, INC.
12373 E. Cornell Avenue
Aurora, Colorado 80014
(303) 478-4442
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INFORMATION STATEMENT
(Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder)

INTRODUCTION

This Information Statement is being mailed on or about January 3, 2006, to holders of record on December 16, 2005 (the record date), of shares of Common Stock, par value $0.001 per share, of Equicap, Inc, a Nevada corporation (“Equicap” or the “Company”), in connection with the change of control and composition of the Board of Directors of the Company as contemplated by the Securities Purchase Agreement, dated as of December 28, 2005 (the “Securities Purchase Agreement”), by and among the Company, Duluth Venture Capital Partners, LLC, a Minnesota limited liability company (“Duluth” or the “Seller”) and La Pergola Investments Ltd. (“La Pergola”) (a Jersey limited company controlled by David Cantor), Fountainhead Investments, Inc. (“Fountainhead”) (a Delaware corporation controlled by Peter Zachariou), Gaha Ventures, LLC (“Gaha”) (a limited liability company controlled by Jodi Kirsch) and G4, LLC (a New York limited liability company controlled by Virginia Casadonte) (together with La Pergola, Fountainhead and Gaha, the “Purchasers”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and Exchange Commission or SEC thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s securityholders.

A copy of the Securities Purchase Agreement has been filed with the SEC as an exhibit to a Current Report on Form 8-K that was filed by the Company on December 30.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE
OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS
IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

Pursuant to the Securities Purchase Agreement, on December 28, 2005 (the Closing Date), the Seller sold to the Purchasers 600,000 shares (the Shares) of the Company’s Common Stock (constituting approximately 60.6% of the issued and outstanding equity interests and voting rights of the Company) that were then held by the Seller, in exchange for Four Hundred Ninety-Two Thousand, Five Hundred Dollars ($492,500). The Purchasers used their personal funds (or in the case of Purchasers who are entities, their working capital) to acquire the Shares. The Seller did not retain any shares of the Company’s Common Stock. As of the record date, the Company had approximately 390,100 shares of Common Stock outstanding. As of the record date, the Seller was the owner of a convertible note that was convertible into 600,000 shares of the Company’s common stock. The Note was converted immediately before the closing (the Closing) of the sale of the underlying 600,000 shares pursuant to the Securities Purchase Agreement. Holders of shares of Common Stock are entitled to one vote per share on all matters for which the securityholders are entitled to vote. The Closing resulted in a change in control of the Company.

In addition, on December 28, 2005, La Pergola, Fountainhead and Gaha acquired 6,333, 6,334 and 6,333 shares of the Company’s Common Stock, respectively, from Sheridan Clearing Corporation.

In connection with entering into the Securities Purchase Agreement, Stephen M. Siedow has agreed to resign from all offices that he holds with the Company, effective as of the Closing Date, and as a director of the Company, effective as of the tenth day following the mailing of this Information Statement to the stockholders of the Company (the “Director Resignation Effective Date”). Thomas W. Colligan has been appointed as a new director of the Company, and as the Chief Executive Officer, President, Treasurer and Secretary of the Company, effective immediately.

You are not required to vote on this change of directors and your vote is not requested. Normally, the election of directors requires a plurality of the votes entitled to vote and voting on the election of directors that are present in person or represented by proxy at a meeting held for the election of directors. In this case, the Company’s current director is resigning in connection with a change of control transaction and that director is appointing a new director to fill a vacancy on the board. The successor director will ultimately become the sole director of the Company. Therefore, no vote of shareholders is required to effectuate the resignation of the current director and the appointment of the new director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company’s equity securities immediately before and after the closing of the transactions contemplated by the Securities Purchase Agreement by:

•
each securityholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities prior to or immediately after the closing of the transactions contemplated by the Securities Purchase Agreement;

•	each current director and each person that will become a director following the closing of the Securities Purchase Agreement;

•	each of the named executive officers of the Company listed in the table under the caption “Executive Compensation”;

•	all current directors and executive officers as a group; and

•	all directors and executive officers as a group following the closing of the Securities Purchase Agreement.

Unless otherwise specified, the address of each of the persons set forth below is in care of Equicap, Inc., 12373 E. Cornell Avenue, Aurora, Colorado 80014.

	Before Closing of the Securities Purchase Agreement (2)		After Closing of the Securities of Securities Agreement (3)
Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Common Stock	Amount and Nature of Beneficial Ownership	Percent of Common Stock

Stephen M. Siedow 13047 W. Iliff Drive Lakewood, Colorado 80228	300,000	30.3%	300,000	30.3%

Duluth Venture Capital Partners, LLC 60 South Sixth Street Suite 3000 Minneapolis Minnesota 55042	600,000	60.6%	0	0%

La Pergola Investments Ltd. (4) Portman House Hue Street St Helier, Jersey	0	0%	174,333	17.6%

Fountainhead Investments, Inc.(5) 8618 West 3rd Street, Los Angeles, CA 90048	0	0%	222,334	22.4%

Gaha Ventures, LLC (6) 25 Elm Street Woodbury, NY 11797	0	0%	114,333	11.5%

G4, LLC (7) 57 Rofay Drive East Northport, NY 11731	0	0%	108,000	10.9%
Directors and Officers as a Group (8)	300,000	30.3%	300,000	30.3%

(1)
Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of Company common stock.

(2)
A total of 990,100 shares of Company common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1).  For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(3)	Based on 990,100 shares of the Company’s Common Stock that are outstanding after the consummation of the Securities Purchase Agreement.

(4)	La Pergola Investments, Inc. is controlled by David Cantor.

(5)	Fountainhead Investments, Inc. is controlled by Peter Zachariou.

(6)	Gaha Ventures, LLC. is controlled by Jodi Kirsch.

(7)	G4, LLC is controlled by Virginia Casadonte.

(8)
Consists of 1 person (Stephen Siedow) prior to the closing of the Securities Purchase Agreement and 2 persons (Stephen Siedow and Thomas W. Colligan) thereafter. As disclosed elsewhere herein, Mr. Siedow has resigned as a director, however, his resignation will not become effective until ten days following the date hereof.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and person who beneficially own more than ten percent of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. Based on its review of the copies of such forms received by us, we believe that during the year ended December 31, 2004, all such filing requirements applicable to its officers and directors were complied with.

CHANGES TO THE BOARD OF DIRECTORS

At the Closing, Stephen Siedow, the sole office and director of the Company submitted his resignation from all offices of the Company that he holds, effective immediately, and from his position as a director, effective on the Director Resignation Effective Date. At the Closing, Thomas W. Colligan was appointed as the Chief Executive Officer, President, Treasurer and Secretary and as a director of the Company.

To the best of the Company’s knowledge, except as set forth below, the incoming director is not currently a director, does not hold any position with the Company and has not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, the designees has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

DIRECTORS AND EXECUTIVE OFFICERS

The name of the current director of the Company and the incoming director and officer, as well as certain information about them are set forth below:

Name	Age	Position(s) with the Company

Stephen Siedow	54	Director, President (3)(4)

Thomas W. Colligan	35	Director, Chief Executive Officer, President, Treasurer and Secretary (1)(2)
__________________
(1)	Incoming director, effective upon the Closing.
(2)	Incoming officer, effective upon the Closing.
(3)	Current director until the Director Resignation Effective Date.
(4)	Current officer until the Closing.

Stephen M. Siedow  is president and sole shareholder of Stephen M. Siedow, P.C., a professional accounting firm providing auditing, management consulting, tax services and write-up services to corporations, partnerships and individuals since 1982. Mr. Siedow specializes in public and SEC accounting and has experience in industries including mining (gold and coal), oil and gas, construction, and mergers and acquisitions and liquidations. Prior to that, he was with the audit department of Ernst & Young, Certified Public Accountants in Denver, Colorado, for eight years. Mr. Siedow is a member of the American Institute of Certified Public Accountants and the Colorado Society of Certified Public Accountants. Mr. Siedow also is a director, executive officer and significant shareholder of the following companies, all of which are blank check companies:

o	MNS EAGLE EQUITY GROUP, INC., a Nevada corporation.
o	MNS EAGLE EQUITY GROUP III, INC., a Nevada corporation.
o	VIZARIO, INC., a Nevada corporation.

Thomas W. Colligan has been a director, chief executive officer, president, treasurer and secretary of Equicap since December 28, 2005. He is also currently the business development manager of Adventist Healthcare, Inc. and has held such position since June 2005. Mr. Colligan has also been an adjunct professor of psychology at Montgomery College, Maryland, since 2003 and a Group Psychotherapist with J&E Associates in Maryland since November 2001. Mr. Colligan holds a Masters Degree in Social Work and specializes in the delivery of quality behavioral healthcare to individuals and groups. Prior to joining Adventist, Mr. Colligan’s work focused on the investigation and analysis of clinical data relating to behavioral health through his work as a Clinical Research Coordinator and Psychotherapist with the Centers for Behavioral Health in Maryland. Mr. Colligan has also co-authored three works: “Understanding Workplace Stress - Journal of Workplace Behavioral Health;”“Measuring cultural climate in a uniformed services medical center, Military Medicine, 164(3), 202-208;” and “Spouse abuse: Physician guidelines to identification, diagnosis, and management in the uniformed services, Military Medicine, 164(1), 30-36.” Mr. Colligan is currently an MBA candidate at Frostburg State University in Maryland. He expects to matriculate in August 2006. Other than Equicap, Mr. Colligan is not a director, executive officer or significant shareholder of any public reporting company.

Mr. Colligan expects to spend approximately five hours per month on the business and affairs of Equicap.

LEGAL PROCEEDINGS

There is no pending litigation by or against the Company.

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Securities Purchase Agreement and as described in the following paragraphs, none of the Company’s directors or officers, nor any of the incoming directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction for the past two years or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company. None of the Company’s directors or officers, nor any incoming director, is indebted to the Company.

During 2004 and 2003, the Company incurred corporate, administrative and accounting fees of approximately $15,600 and $12,000 for services performed by the Company's president and for expenses paid by the president on behalf of the Company. The Company had a payable to its president in the amount of $97,480 and $66,775 at December 31, 2004 and 2003, respectively.

On December 13, 2005, the Company entered into an Amendatory Agreement with the Seller with respect to $132,912 in accounts payable owed by the Company. Seller had purchased such accounts payable from the Company's sole officer and director, Stephen M. Siedow. The accounts payable reflect amounts advanced by Mr. Siedow for accounting, legal and other expenses of the Company. Pursuant to the Amendatory Agreement, the Registrant agreed to convert the accounts payable into a Convertible Promissory Note (the Note). The Note was non-interest bearing, payable on demand and convertible into 600,000 shares of Registrant common stock.  On December 28, 2005, Seller converted the Note into 600,000 shares of  the Company's common stock.  These shares were sold to the Purchasers at the Closing pursuant to the Securities Purchase Agreement.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

Our business is managed under the direction of the board, which consists of one person. The board of directors held no meetings during fiscal year 2005 and acted by written consent on 1 occasion.

The Company does not have a standing audit, nominating or compensation committee or any committee performing a similar function. The Company does not have an audit committee charter or a nominating committee charter or policy or similar document. The Company currently has limited working capital and almost no revenues. The Company’s financial statements are currently relatively simple. Management does not believe that it would be in the best interests at this time to retain independent directors to sit on an audit committee or a nominating or compensation committee. If the Company is able to raise sufficient financing in the future or if it is successful at acquiring an operating enterprise or to commence new operations, then the Company will likely seek out and retain independent directors and form an audit committee and other committees.

The Company’s entire board of directors participates in the director nomination process. The board of directors does not have a formal policy with regard to the consideration of any director candidates recommended by security holders. The entire board will consider any person nominated by securityholders that is reputable and that has experience in business and companies like the Company in general. The board will also consider the extent of any nominee’s educational background in deciding whether to nominate a person for a directorship position. The Company does not pay any fee to third parties for helping it nominate or evaluate director candidates and the Company does not obtain such services from any third party.

The Company’s director is not independent based on the NASDAQ rules defining independence. If we are successful in effecting a business combination with an operating business or if we are otherwise able to commence a new business and generate sufficient revenues, then we may seek out and retain one or more qualified independent directors. At that time we intend to also set up an audit, nominating and compensation committee.

The Company does not have any audit committee financial expert serving on our board of directors. If the Company is successful in effecting a business combination with an operating Company or some other acquisition, the Company would likely seek to retain an independent audit committee financial expert.

EXECUTIVE COMPENSATION

There have been no transactions between the Company and Thomas W. Colligan other than as set forth in this Information Statement.

Mr. Siedow, who was the only officer and director of the Company prior to the Closing Date, did not accrue and does not receive any compensation for his services performed during the past three calendar years.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
					Awards		Payouts

Name and Principal Position	Year (1)	Salary ($)	Bonus (2)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/SARs	LTIP Payouts	All Other Compensation

Stephen M. Siedow	2004	$-0-	—	—	—	—	—	—
Chairman, CEO, President & CFO
	2003	$-0-	—	—	—	—	—	—
	2002	$-0-	—	—	—	—	—	—

Cash and Other Compensation

  For the years ended December 31, 2004 and 2003 and through the date of this information statement, the Company has not paid any executive officer or director any cash or cash equivalent compensation. The Company has no other agreement or understanding, express or implied, with any director or executive officer concerning employment or cash or other compensation for services. The Company will undoubtedly pay compensation to officers and other employees should it succeed in acquiring a business and funds exist for compensation.

Bonuses and Deferred Compensation

For the years ended December 31, 2004 and 2003 and through the date of this report, no director or executive officer has received compensation from the Company pursuant to any compensatory or benefit plan. There is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan of the Company, although the Company anticipates that it will compensate its officers and directors for services to the Company with stock or options to purchase stock, in lieu of cash.

The Company currently has in place an employee stock compensation plan and compensatory stock option plan. The Company has no long-term incentive plans, as that term is defined in the rules and regulations of the SEC. There are no other compensatory or benefit plans, such as retirement or pension plans, in effect or anticipated to be adopted, although other plans may be adopted by new management following completion of a business combination.

Compensation of Directors and Executive Officers

The following table sets forth information concerning the compensation of the Company's Chairman of the Board, Chief Executive Officer and its other most highly compensated executive officers for the fiscal years ended December 31, 2004, 2003 and 2002. Such officers are sometimes collectively referred to below as the "Named Officers."

None of the Named Officers received any form of non-cash compensation from the Company in the fiscal years ended December 31, 2004, 2003 or 2002, nor currently receives any such compensation. The Company may, once it is operational, implement employee benefits that will be generally available to all its employees and its subsidiary employees, including medical, dental and life insurance benefits and a 401(k) retirement savings plan.

Option/SAR Grants in Last Fiscal Year

Name	Number of Securities Underlying Options/SARs Granted	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise of Base Price ($/Sh)	Expiration Date
Stephen M. Siedow	None	N/A	N/A	N/A

Aggregated Option/SAR Exercises in Last Fiscal Year
and Fiscal-Year-End Option/SAR Values

Name		Number of Securities Underlying Unexercised Options/SARs at FY-End (#)	Value of Unexercised In-the-Money Options/SARs at FY-End ($)
	Shares Acquired on Exercise	Value Realized ($)	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Stephen M. Siedow	None	N/A	N/A	N/A

None of the Named Officers exercised any options or SARs during the fiscal year ended December 31, 2004.

Employee Stock Compensation Plan

The Company has adopted the 2000 Employee Stock Compensation Plan for employees, officers, directors of the Company and advisors to the Company (the ESC Plan). The Company has reserved a maximum of 2,000,000 common shares to be issued upon the grant of awards under the ESC Plan. Employees will recognize taxable income upon the grant of common stock equal to the fair market value of the common stock on the date of the grant and the Company will recognize a compensating deduction for compensation expense at such time. The ESC Plan will be administered by the Board of Directors or a committee of directors. No shares have been awarded or currently are anticipated to be awarded under the ESC Plan.

Compensatory Stock Option Plan

The Company has adopted the 2000 Compensatory Stock Option Plan for officers, employees, directors and advisors (the “CSO Plan”). The Company has reserved a maximum of 3,000,000 common shares to be issued upon the exercise of options granted under the CSO Plan. The CSO Plan will not qualify as an "incentive stock option" plan under Section 422 of the Internal Revenue Code of 1986, as amended. Options will be granted under the CSO Plan at exercise prices to be determined by the Board of Directors or other CSO Plan administrator. With respect to options granted pursuant to the CSO Plan, optionees will not recognize taxable income upon the grant of options granted at or in excess of fair market value. However, optionees will realize income at the time of exercising an option to the extent the market price of the common stock at that time exceeds the option exercise price, and the Company must recognize a compensation expense in an amount equal to any taxable income realized by an optionee as a result of exercising the option. The CSO Plan will be administered by the Board of Directors or a committee of directors. No options have been granted or currently are anticipated to granted under the CSO Plan.

Compensation Of Directors

The Company has no standard arrangements in place or currently contemplated to compensate the Company directors for their service as directors or as members of any committee of directors.

Employment Contracts

No person has entered into any employment or similar contract with the Company. It is not anticipated that the Company will enter into any employment or similar contract unless in conjunction with or following completion of a business combination.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the sale of the Shares contemplated by the Securities Purchase Agreement. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

The Board of Directors

January 3, 2006